

July 1, 2014

VIA EMAIL

Mr. John P. Falco, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, PA 19103-2799

      Re: The Herzfeld Caribbean Basin Fund, Inc. (the "Fund")
              File Nos. 333-196458 /811-06445

Dear Mr. Falco:

We have reviewed the registration statement on Form N-2 filed on behalf of the Fund on June 2, 2014 in connection with a proposed non-transferable rights offering. We have generally organized our comments using headings, page numbers and defined terms from that registration statement. In addition, for your convenience, at the end of our comment letter we are including comments that were raised by our accountants in their most recent SOX review related to the Fund's N-CSR filed on August 30, 2013 and its N-Q filed on May 23, 2014.

We have the following comments:

Prospectus

1. **Cover Page**

   - In the paragraph that discusses where copies of the Fund's Annual Report and Semi-Annual Report may be obtained, please also address where shareholders may request other information about the Registrant and direct their inquiries. (Item 1d, Form N-2)

- Please inform us whether FINRA has or will review the terms and arrangements of the offering.

2. **The Offer, pg. 1**

- With respect to the second sentence of the second paragraph, please clarify in the disclosure the specific meeting you are referencing when you say "[a]t that meeting… ."

3. **Purpose of the Offer, pg. 4**

- You disclose in the second paragraph that additional shares of Common Stock may be obtained "without incurring any direct transaction costs." Given that one of the methods of exercising the Rights is to utilize a broker, please clarify this disclosure. Alternatively, if you determine that clarification is unnecessary, please explain your rationale in correspondence to the Staff.

4. **The Fund – High and Low Closing Sales Price Table, p. 10**

- You disclose the amount of common stock outstanding. Please provide in tabular form the information identified in paragraph 5 of Item 10 of Form N-2.

- In the column headed "Premium/(Discount)(on High Close Date)," should the number for 3/31/2010 be a positive number instead of a negative number?

5. **Payment for Shares, p. 15**

- In subparagraph (a) at the top of the page, should the end of the underlined text read "(with payment sent separately)?" It currently reads: "(with payment) sent separately."

6. **Management of the Funds, p. 29**

- Under the Principal Occupation(s) During the Past Five Years, please add dates of service for all of the Directors. (For example, add dates to the bios of Rubin and Gelety.)

7. Portfolio Managers - Compensation, p. 33

- In the two sentences that say the Herzfelds do "not receive compensation as portfolio manager[s] from the Adviser," if applicable, consider adding the word "separate" before compensation.

Part C

If applicable, please provide the undertaking required by Rule 484 of Regulation C under the Securities Act of 1933.

ACCOUNTING COMMENTS – Form N-CSR and Form N-Q

Form N-CSR filed on August 30, 2013:

Directors Disclosure – Please include a statement that additional information about the Directors is included in the Prospectus.

Form N-Q filed on May 23, 2014:

Please disclose the Gross Unrealized Appreciation and Depreciation on a tax basis as required by Article 12-12, Footnote 8 of Regulation S-X.

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Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact the undersigned at (202) 551-6751 should you have any questions regarding this letter.

Sincerely,

/s/ Michelle Roberts
Michelle Roberts
Senior Counsel